Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 25, 2024

Mr. Matt Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 217 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 217”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on October 11, 2024, with respect to Amendment No. 217. Amendment No. 217 was filed on August 23, 2024, and included disclosure with respect to the SPDR DoubleLine Total Return Tactical ETF, SPDR Nuveen Municipal Bond ETF and SPDR Nuveen Municipal Bond ESG ETF (each a “Fund”, and collectively the “Funds”), each a series of the Registrant, as set forth in the Funds’ Prospectus and Statement of Additional Information filed as part of Amendment No. 217.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 217. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 217.

1.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

2.

Comment: If a Fund experienced portfolio repositioning as a result of changes to its principal investment strategy, and/or such changes are expected to result in increased Fund portfolio turnover going forward, please disclose this in the “Portfolio Turnover Risk” discussion.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may experience adverse tax consequences due to portfolio repositioning. Please add disclosure in the SAI regarding significant variation in the turnover rate, per Item 16(e) of Form N-1A, if applicable.

Response: The Registrant confirms the Funds did not experience significant portfolio repositioning as a result of the changes to their respective principal investment strategies and do not currently expect increased turnover moving forward. The SPDR DoubleLine Total Return Tactical ETF currently includes “Portfolio Turnover Risk” as a principal risk of the Fund. For the remaining Funds, the Registrant notes the “Additional Risk Information” section of the Prospectus currently includes a discussion of portfolio turnover risk as a non-principal risk. With respect to Item 16(e) of Form N-1A, the Funds did not experience significant variation their portfolio turnover rates over the two most recently completed fiscal years.

3.	Comment: The Staff notes that each Fund refers to duration in its principal investment strategy. Please include a brief example of duration.

Response: The Registrant notes the following disclosure included in the “Interest Rate Risk” discussion in Item 9 which provides an example of duration.

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

4.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” explaining that bid-ask spreads may widen depending on market conditions and liquidity of Fund holdings.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

5.

Comment: With respect to the SPDR Nuveen Municipal Bond ETF and SPDR Nuveen Municipal Bond ESG ETF, given that the rating profile of the municipal bonds in which each Fund primarily invests has been revised, please consider whether any corresponding changes are necessary to the principal risks section.

Response: The Registrant does not believe any changes to the principal risks section are necessary. While the minimum rating of the municipal bonds in which each Fund primarily invests under normal circumstances was lowered slightly, such ratings are still investment grade.

6.

Comment: The Staff notes the principal investment strategy for each of the SPDR Nuveen Municipal Bond ETF and SPDR Nuveen Municipal Bond ESG ETF was changed from a rules-based strategy to a pure value-oriented strategy. As a result, please consider including a principal risk factor related to value investing.

Response: The Registrant has added the following discussions to the principal risks section in Items 4 and 9.

Item 4

“Value” Investing Risk: There is a possibility that the Fund’s investments in securities believed by the Sub-Adviser to be undervalued may not realize their perceived value for extended periods of time or may never realize their perceived value. The securities in which the Fund invests may respond differently to market and other developments than other types of securities, and may underperform other securities and/or the market as a whole.

Item 9

“Value” Investing Risk. There is a possibility that a Fund’s investments in securities believed by the Sub-Adviser to be undervalued may not realize their perceived value for extended periods of time or may never realize their perceived value. The securities in which a Fund invests may respond differently to market and other developments than other types of securities, and may underperform other securities and/or the market as a whole. Historically, value investments have performed best during periods of economic recovery. Therefore, the value investing style may over time go in and out of favor.

7.

Comment: With respect to the following sentence included in the principal investment strategies section in the SPDR Nuveen Municipal Bond ETF and SPDR Nuveen Municipal Bond ESG ETF, please consider revising the terms “structural analysis”, “industry concentration analysis” and “sell discipline” in plain English.

In identifying potential municipal bond investments to purchase or sell, the Sub-Adviser’s investment process may incorporate, among other things, credit analysis and surveillance, sector analysis, industry concentration analysis, trading strategies, sell discipline, and yield curve and structural analysis.

Response: The term “structural analysis” refers to the Sub-Adviser’s analysis of the structure of a municipal bond and the term “industry concentration analysis” refers to the Sub-Adviser’s analysis to the industry allocation within a Fund’s portfolio. The Registrant believes these terms are commonly understood terms and, as a result, has not revised the disclosure to clarify these terms. The Registrant has, however, revised the sentence to remove the reference to “sell discipline,” as indicated below:

In identifying potential municipal bond investments to purchase or sell, the Sub-Adviser’s investment process may incorporate, among other things, credit analysis and surveillance, sector analysis, industry concentration analysis, trading strategies, ~~sell discipline,~~ and yield curve and structural analysis.

8.

Comment: The “Fund Performance” section for the SPDR Nuveen Municipal Bond ESG ETF states the Fund has not yet completed a full calendar year of operations and therefore does not report its performance history. Please confirm the Fund has not completed a full calendar year of operations.

Response: The Registrant confirms the Fund has completed a full calendar year of operations and has updated the “Fund Performance” section accordingly.

9.

Comment: Please revise the “Principal Strategies” discussion in the “Additional Strategies Information” section to specifically identify the SPDR Nuveen Municipal Bond ETF’s and SPDR Nuveen Municipal Bond ESG ETF’s 80% policies.

Response: The Registrant notes that each Fund’s 80% policy is disclosed in the principal investment strategy section in Item 4. The Registrant further notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

10.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

11.	Comment: Please file any index license agreements as an exhibit.

Response: The Registrant does not believe the index license agreement is required to be filed because the Registrant and the applicable Funds are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.
W. John McGuire, Esq.
Philip K.W. Smith, Esq.

Appendix A

SPDR DoubleLine Total Return Tactical ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.55%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.55%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$56	$176	$307	$689

SPDR Nuveen Municipal Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.40%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.40%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$41	$128	$224	$505

SPDR Nuveen Municipal Bond ESG ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.43%
Distribution and service (12b-1) fees	None
Other expenses1	0.00%
Total annual Fund operating expenses1	0.43%

[1]	The Fund’s “Other expenses” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$44	$138	$241	$542